Monotype Imaging Holdings Inc.

500 Unicorn Park Drive

Woburn, Massachusetts 01801

July 20, 2007

VIA EDGAR AND FACSIMILE

Jay Ingram

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Monotype Imaging Holdings Inc.: Registration Statement on Form S-1 (File No. 333-140232)

Dear Mr. Ingram:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Monotype Imaging Holdings Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on July 24, 2007, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank.]

If you have any questions regarding this request, please contact Lizette M. Pérez-Deisboeck at (617) 570-1761 or Jocelyn M. Arel at (617) 570-1067 of Goodwin Procter LLP.

Sincerely,

MONOTYPE IMAGING HOLDINGS INC.

By:  /s/  Douglas J. Shaw

        Douglas J. Shaw

        President and Chief Executive Officer

cc:	Jacqueline D. Arthur, Monotype Imaging Holdings Inc.

Janet M. Dunlap, Monotype Imaging Holdings Inc.

Lizette M. Pérez-Deisboeck, Goodwin Procter LLP

Jocelyn M. Arel, Goodwin Procter LLP

Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

July 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monotype Imaging Holdings Inc.

Registration Statement on Form S-1 (SEC File No. 333-140232)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Monotype Imaging Holdings Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 24, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between July 10 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 10, 2007 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	2,379
Dealers	121
Institutions	5,483
Others	517
Total	8,500

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

JEFFERIES & COMPANY, INC.

WILLIAM BLAIR & COMPANY, LLC

NEEDHAM & COMPANY, LLC

CANACCORD ADAMS INC.

As Representatives

By: Banc of America Securities LLC

By:   /s/ Thomas M. Morrison

        Name: Thomas M. Morrison

        Title: Managing Director, Equity Capital Markets